NEWS RELEASE

Augusta Announces Receipt of State Approval for Rosemont Reclamation Plan and Economic Impact Study

VANCOUVER, B.C., July 15, 2009 - Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) has received written notification from the Arizona State Mine Inspector that the Rosemont Copper Project Mined Land Reclamation Plan has been approved.

The Rosemont reclamation plan calls for reclamation to begin after the first year of production and continue concurrently throughout the life of the project. Rosemont has contracted with the University of Arizona to study which native plants will re-vegetate most quickly to support the habitat, and to date that work has been limited to greenhouse research. With the approval by the Mine Inspector of the reclamation plan, these studies can now include construction of test plots on the site to evaluate the greenhouse re-vegetation results into the real setting in which they will be utilized.

Augusta President and CEO Gil Clausen said: “Receipt of the reclamation permit is an important milestone for our project. We can now look forward to providing all of the financial information to assure the department and the community that reclamation at Rosemont will be done in the most environmentally responsible way possible.” He added that the permitting process remains on schedule. “This approval takes us one step closer to advancing the Rosemont project into development.”

Augusta has already received the necessary permit for groundwater withdrawal from the Arizona Department of Water Resources. Rosemont is committed to replacing as much available water as possible in advance to replenish the groundwater it will use. To date 45,000 acre-feet of water, or approximately eight years’ worth, has been purchased from the Central Arizona Project and by the end of 2009 all will be recharged into the Tucson Active Management Area aquifer.

Augusta continues to advance the regulatory approval process, which is expected to be completed over the next 12 months with Record of Decision (ROD) scheduled for July 2010. The ROD will be issued by the Forest Service and Bureau of Land Management for mining activities on public land and the Army Corps of Engineers for the impact of mining activities on U.S. waters.

Economic Impact Study
On July 7, 2009 Arizona State University published an economic impact study that concluded the Rosemont mine will generate more than US$745 million a year in economic benefits to Pima and Santa Cruz counties over its 20-year mine life. According to the study, the Rosemont mine is also expected to add an average of $82 million per year during the construction phase as well as residual benefits of $75 million annually even five years after the mine shuts down. The study was commissioned by the Arizona Department of Mines and Mineral Resources and was done by the Seidman Research Institute at Arizona State University’s W.P. Carey School of Business.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in late 2011 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer by 2012. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Meghan Brown, Investor Relations Manager
tel 604 638 2002
email mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 25, 2009. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com